Filed by Diversified Healthcare Trust
Commission File No. 001-15319
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Diversified Healthcare Trust
Commission File No. 001-15319
Date: May 8, 2023
The following earnings presentation was first made available on May 8, 2023.

Diversified Healthcare Trust First Quarter 2023 Financial Results and Supplemental Information Exhibit 99.2 Torrey Pines San Diego, CA May 8, 2023

Table of Contents

DIVERSIFIED HEALTHCARE TRUST

FINANCIAL RESULTS	Diversified Healthcare Trust Announces First Quarter 2023 Financial Results	3
	First Quarter 2023 Highlights	4
	First Quarter 2023 Results	5
FINANCIALS	Key Financial Data	6
	Condensed Consolidated Balance Sheets	7
	Condensed Consolidated Statements of Income (Loss)	8
	Condensed Consolidated Statements of Income (Loss) (Additional Data)	9
DEBT AND LEVERAGE	Debt Summary	10
	Debt Maturity Schedule	11
	Leverage Ratios, Coverage Ratios and Public Debt Covenants	12
INVESTMENTS	Summary of Capital Expenditures	13
	Redevelopment Information	14
	Property Acquisitions / Dispositions Information Since January 1, 2023	15
	Investments in Unconsolidated Joint Ventures	16
PORTFOLIO INFORMATION	Portfolio Summary by Geographic Diversification and Property Type	18
	Portfolio Summary	19
	SHOP Units by Operator	20
	Office Portfolio and Same Property - Results of Operations	21
	SHOP Segment and Same Property - Results of Operations	23
	SHOP Segment - Five Star Managed and Other Operator Managed Communities Results of Operations	24
	Portfolio Leasing Summary	25
	Tenants Representing 1% or More of Total Annualized Rental Income	26
	Office Portfolio Lease Expiration Schedule	27
	Non-Segment Lease Expiration Schedule	28
APPENDIX	Company Profile and Research Coverage	29
	Governance Information	30
	Non-GAAP Financial Measures and Certain Definitions	31
	Calculation and Reconciliation of NOI and Cash Basis NOI	35
	NOI and Cash Basis NOI	36
	Same Property NOI and Cash Basis NOI	37
	Calculation and Reconciliation of NOI, Cash Basis NOI, Same Property NOI and Same Property Cash Basis NOI by Segment	38
	Calculation and Reconciliation of EBITDA, EBITDAre and Adjusted EBITDAre	42
	Calculation and Reconciliation of FFO and Normalized FFO	43
WARNING CONCERNING FORWARD-LOOKING STATEMENTS AND OTHER IMPORTANT INFORMATION		44

DHC
Nasdaq Listed

Trading Symbols:
Common Shares: DHC
Senior Unsecured Notes due 2042: DHCNI
Senior Unsecured Notes due 2046: DHCNL

Investor Relations Contact:
Melissa McCarthy, Manager
(617) 796-8234
ir@dhcreit.com

Corporate Headquarters:
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634

All amounts in this presentation are unaudited.

Please refer to Non-GAAP Financial Measures and Certain Definitions for terms used throughout this document.

Q1 2023 2

Q1 2023 3 "First quarter normalized FFO of $0.05 per share represented an improvement of over $34 million from the prior year. These results reflected continued improvement in our SHOP segment, where net operating income increased over $17 million from the prior year and over $9 million from the fourth quarter of 2022. While we are encouraged to see the turnaround of the SHOP segment begin to materialize, the recovery has not occurred fast enough for DHC to overcome its near-term challenges and refinance the $700 million of debt maturing within the next year. In April, we announced our plan to merge with Office Properties Income Trust. Upon closing, we believe that the combined company will be in compliance with all of its debt covenants. It is also expected to have access to multiple capital sources to fund upcoming debt maturities and continue to invest in the senior living portfolio to contribute to the recovery that is underway. DHC shareholders will benefit in a number of ways from this transaction, including a dividend increase of over 267%." Jennifer Francis, President and Chief Executive Officer Diversified Healthcare Trust Announces First Quarter 2023 Financial Results RETURN TO TABLE OF CONTENTS Newton, MA (May 8, 2023): Diversified Healthcare Trust (Nasdaq: DHC) today announced its financial results for the quarter ended March 31, 2023. Dividend DHC has declared a quarterly dividend on its common shares of $0.01 per share to shareholders of record as of the close of business on April 24, 2023. This dividend will be paid on or about May 18, 2023. Conference Call A conference call to discuss DHC's first quarter 2023 financial results will be held on Tuesday, May 9, 2023 at 11:00 a.m. Eastern Time. The conference call may be accessed by dialing (877) 329-4297 or (412) 317-5435 (if calling from outside the United States and Canada); a pass code is not required. A replay will be available for one week by dialing (412) 317-0088; the replay pass code is 3995744. A live audio webcast of the conference call will also be available in a listen-only mode on DHC's website, at www.dhcreit.com. The archived webcast will be available for replay on DHC's website after the call. The transcription, recording and retransmission in any way are strictly prohibited without the prior written consent of DHC. About Diversified Healthcare Trust DHC is a real estate investment trust, or REIT, focused on owning high-quality healthcare properties located throughout the United States. DHC seeks diversification across the health services spectrum by care delivery and practice type, by scientific research disciplines and by property type and location. As of March 31, 2023, DHC’s approximately $7.1 billion portfolio included 376 properties in 36 states and Washington, D.C., occupied by approximately 500 tenants, and totaling approximately 9 million square feet of life science and medical office properties and more than 27,000 senior living units. DHC is managed by The RMR Group (Nasdaq: RMR), a leading U.S. alternative asset management company with over $37 billion in assets under management as of March 31, 2023 and more than 35 years of institutional experience in buying, selling, financing and operating commercial real estate. DHC is headquartered in Newton, MA. For more information, visit www.dhcreit.com.

First Quarter 2023 Highlights

DIVERSIFIED HEALTHCARE TRUST

Financial Results

- Net loss of $52.7 million, or $0.22 per share.
- Normalized FFO of $12.5 million, or $0.05 per share.

Same Property Cash Basis NOI	For the Three Months Ended				
(dollars in thousands)	March 31, 2023	December 31, 2022	Change	March 31, 2022	Change
Office Portfolio	$ 29,077	$ 26,974	7.8 %	$ 26,989	7.7 %
SHOP	$ 17,291	$ 5,863	194.9 %	$ 1,465	1,080.3 %
Consolidated	$ 55,033	$ 42,633	29.1 %	$ 37,164	48.1 %

Operating Update

- Leased 72,351 square feet in DHC's Office Portfolio at weighted average rents that were 17.9% higher than prior rents for the same space.
- SHOP occupancy increased 390 basis points to 76.9% and average monthly rates increased by 8.2% year over year, resulting in a 13.9% increase in revenues.
- Leased three wellness centers totaling 224,500 square feet soon after terminating previous leases following tenant defaults.

Financing Activities and Liquidity

- In January 2023, pursuant to the terms of the agreement governing its credit facility, or the credit agreement, DHC repaid $113.6 million in outstanding borrowings under its credit facility and the facility commitments were reduced to $586.4 million.
- In February 2023, DHC and its lenders amended the credit agreement to, among other things, extend the waiver of the fixed charge coverage ratio covenant through January 15, 2024 and reduce the facility commitments to $450.0 million following DHC's repayment of $136.4 million in outstanding borrowings.
- As of March 31, 2023, DHC had approximately $382.7 million of cash and cash equivalents and restricted cash.
- DHC has concluded that there is substantial doubt about its ability to continue as a going concern for at least one year from the date of issuance of DHC's financial statements, or May 8, 2023. For further information, please refer to Note 1 to DHC's consolidated financial statements included in Part I, Item I of DHC's Quarterly Report on Form 10-Q for the quarter ended March 31, 2023, filed with the Securities and Exchange Commission, or SEC on May 8, 2023.

Merger with Office Properties Income Trust (OPI)

- On April 11, 2023, DHC and Office Properties Income Trust, or OPI, entered into an agreement and plan of merger, pursuant to which, DHC will be merged with and into OPI, with OPI continuing as the surviving entity in the merger, or the Merger. The Merger is subject to the approval of DHC and OPI shareholders and other customary closing conditions. For further information, please refer to DHC's Current Report on Form 8-K, including an investor presentation, filed with the SEC on April 11, 2023, available at www.sec.gov.

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Q1 2023 4

Q1 2023 5 First Quarter 2023 Results RETURN TO TABLE OF CONTENTS For the Three Months Ended Financial Results March 31, 2023 December 31, 2022 Change March 31, 2022 Change Net (loss) income $ (52,658) $ (65,322) 19.4% $ 240,423 (121.9) % Net (loss) income per common share $ (0.22) $ (0.27) 18.5% $ 1.01 (121.8) % Normalized FFO $ 12,512 $ 8,138 53.7% $ (21,901) 157.1 % Normalized FFO per common share $ 0.05 $ 0.03 66.7% $ (0.09) 155.6 % Adjusted EBITDAre $ 62,692 $ 59,713 5.0% $ 38,897 61.2 % As of and For the Three Months Ended March 31, 2023 December 31, 2022 Basis Point Change March 31, 2022 Basis Point Change Occupancy Office Portfolio 85.1% 84.7% 40 89.3% -420 SHOP 76.9% 76.3% 60 73.0% 390 Same Property Occupancy Office Portfolio 90.1% 90.0% 10 92.4% -230 SHOP 77.0% 76.3% 70 73.0% 400 (dollars in thousands, except per share data) See page 8 for additional detail.

DIVERSIFIED HEALTHCARE TRUST

Key Financial Data

(dollars in thousands, except per share data)

	As of and For the Three Months Ended				
	3/31/2023	12/31/2022	9/30/2022	6/30/2022	3/31/2022
Selected Balance Sheet Data:					
Total gross assets	$ 7,545,727	$ 7,830,445	$ 7,857,421	$ 7,884,243	$ 8,465,059
Total assets	$ 5,666,730	$ 6,002,093	$ 6,072,486	$ 6,145,864	$ 6,775,379
Total liabilities	$ 3,082,911	$ 3,363,482	$ 3,366,431	$ 3,356,239	$ 3,874,646
Total equity	$ 2,583,819	$ 2,638,611	$ 2,706,055	$ 2,789,625	$ 2,900,733
Selected Income Statement Data:					
Total revenues	$ 346,030	$ 336,885	$ 322,920	$ 313,028	$ 310,733
Net (loss) income	$ (52,658)	$ (65,322)	$ (81,492)	$ (109,383)	$ 240,423
NOI	$ 59,950	$ 51,719	$ 33,824	$ 46,962	$ 41,991
Adjusted EBITDAre	$ 62,692	$ 59,713	$ 35,782	$ 47,975	$ 38,897
FFO	$ 9,768	$ 4,463	$ (14,996)	$ (41,245)	$ (23,170)
Normalized FFO	$ 12,512	$ 8,138	$ (14,167)	$ (10,395)	$ (21,901)
Per Common Share Data (basic and diluted):					
Net (loss) income	$ (0.22)	$ (0.27)	$ (0.34)	$ (0.46)	$ 1.01
FFO	$ 0.04	$ 0.02	$ (0.06)	$ (0.17)	$ (0.10)
Normalized FFO	$ 0.05	$ 0.03	$ (0.06)	$ (0.04)	$ (0.09)
Dividends:					
Annualized dividend declared per common share	$ 0.04	$ 0.04	$ 0.04	$ 0.04	$ 0.04
Annualized dividend yield (at end of period)	3.0 %	6.2 %	4.0 %	2.2 %	1.3 %
Normalized FFO payout ratio	20.0 %	33.3 %	(16.7)%	(25.0)%	(11.1)%


2601 Patriot Boulevard
Glenview, IL

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Q1 2023 6

Q1 2023 7 March 31, 2023 December 31, 2022 Assets Real estate properties: Land $ 666,797 $ 668,918 Buildings and improvements 6,056,766 6,023,625 Total real estate properties, gross 6,723,563 6,692,543 Accumulated depreciation (1,878,997) (1,828,352) Total real estate properties, net 4,844,566 4,864,191 Investments in unconsolidated joint ventures 153,419 155,477 Assets of properties held for sale — 385 Cash and cash equivalents 380,117 658,065 Restricted cash 2,552 30,237 Acquired real estate leases and other intangible assets, net 42,045 45,351 Other assets, net 244,031 248,387 Total assets $ 5,666,730 $ 6,002,093 Liabilities and Shareholders' Equity Credit facility $ 450,000 $ 700,000 Senior unsecured notes, net 2,318,907 2,317,700 Secured debt and finance leases, net 29,574 30,177 Accrued interest 31,957 29,417 Other liabilities 252,473 286,188 Total liabilities 3,082,911 3,363,482 Commitments and contingencies Shareholders' equity: Common shares of beneficial interest, $.01 par value: 300,000,000 shares authorized, 239,682,467 and 239,694,842 shares issued and outstanding, respectively 2,397 2,397 Additional paid in capital 4,617,294 4,617,031 Cumulative net income 2,019,192 2,071,850 Cumulative distributions (4,055,064) (4,052,667) Total shareholders' equity 2,583,819 2,638,611 Total liabilities and shareholders' equity $ 5,666,730 $ 6,002,093 Condensed Consolidated Balance Sheets (dollars in thousands, except share data) The Horizon Club 1208 South Military Trail Deerfield Beach, FL RETURN TO TABLE OF CONTENTS

Q1 2023 8 For the Three Months Ended March 31, 2023 2022 Revenues: Rental income $ 66,438 $ 65,285 Residents fees and services 279,592 245,448 Total revenues 346,030 310,733 Expenses: Property operating expenses 286,080 268,742 Depreciation and amortization 64,800 57,259 General and administrative 5,873 7,285 Acquisition and certain other transaction related costs 93 928 Impairment of assets 5,925 — Total expenses 362,771 334,214 Gain on sale of properties 1,233 327,794 Gains and losses on equity securities, net 8,126 (8,553) Interest and other income (1) 4,195 395 Interest expense (including net amortization of debt premiums, discounts and issuance costs of $2,074 and $2,472, respectively) (47,780) (57,131) Loss on modification or early extinguishment of debt (1,075) (483) (Loss) income before income tax benefit (expense) and equity in net (losses) earnings of investees (52,042) 238,541 Income tax benefit (expense) 31 (1,472) Equity in net (losses) earnings of investees (647) 3,354 Net (loss) income $ (52,658) $ 240,423 Weighted average common shares outstanding (basic) 238,589 238,149 Weighted average common shares outstanding (diluted) 238,589 238,198 Per common share data (basic and diluted): Net (loss) income $ (0.22) $ 1.01 Condensed Consolidated Statements of Income (Loss) RETURN TO TABLE OF CONTENTS (1) See footnote on the following page. 4000 Old Court Road Pikesville, MD (amounts in thousands, except share data)

Q1 2023 9 For the Three Months Ended March 31, 2023 2022 Additional Data: General and administrative expenses / total assets (at end of period) 0.1% 0.1 % Non-cash straight line rent adjustments included in rental income $ 2,448 $ 1,745 Lease value amortization included in rental income $ 311 $ (105) Non-cash share based compensation $ 269 $ 315 Non-cash amortization included in property operating expenses $ 199 $ 199 Non-cash amortization included in general and administrative expenses $ 744 $ 744 COVID-19 Economic Relief (1) $ — $ 199 Condensed Consolidated Statements of Income (Loss) (Additional Data) (dollars in thousands) RETURN TO TABLE OF CONTENTS (1) DHC recognized as other income funds received under the Coronavirus Aid, Relief, and Economic Security Act and the American Rescue Plan Act of $199 during the three months ended March 31, 2022. 4 Maguire Road Lexington, MA

Debt Summary

DIVERSIFIED HEALTHCARE TRUST

As of March 31, 2023

(dollars in thousands)

	Coupon Rate	Interest Rate	Principal Balance	Maturity Date	Due at Maturity	Years to Maturity
Secured Floating Rate Debt:						
Credit facility [1]	7.820%	7.820%	$ 450,000	1/15/2024	$ 450,000	0.8
Weighted average rate / total secured floating rate debt	**7.820%**	**7.820%**	**$ 450,000**		**$ 450,000**	**0.8**
Unsecured Fixed Rate Debt:						
Senior unsecured notes due 2024	4.750%	4.790%	$ 250,000	5/1/2024	$ 250,000	1.1
Senior unsecured notes due 2025 [2]	9.750%	9.750%	500,000	6/15/2025	500,000	2.2
Senior unsecured notes due 2028	4.750%	4.966%	500,000	2/15/2028	500,000	4.9
Senior unsecured notes due 2031	4.375%	4.375%	500,000	3/1/2031	500,000	7.9
Senior unsecured notes due 2042	5.625%	5.625%	350,000	8/1/2042	350,000	19.4
Senior unsecured notes due 2046	6.250%	6.250%	250,000	2/1/2046	250,000	22.9
Weighted average rate / total unsecured fixed rate debt	**6.024%**	**6.074%**	**$ 2,350,000**		**$ 2,350,000**	**8.6**
Secured Fixed Rate Debt:						
Mortgage - secured by 1 property [3]	6.640%	4.920%	$ 14,605	6/1/2023	$ 14,522	0.2
Finance leases - 2 properties	7.700%	7.700%	4,991	4/30/2026	155	3.1
Mortgage - secured by 1 property [4]	4.444%	4.444%	9,934	7/6/2043	1,698	20.3
Weighted average rate / total secured fixed rate debt	**6.080%**	**5.230%**	**$ 29,530**		**$ 16,375**	**7.4**
Weighted average rate / total debt	**6.310%**	**6.343%**	**$ 2,829,530**		**$ 2,816,375**	**7.4**

(1) DHC pledged certain equity interests of subsidiaries owning properties to secure its obligations under the credit agreement and provided first mortgage liens on 61 of DHC's medical office and life science properties.
(2) DHC has the option to redeem all or a portion of its senior unsecured notes due 2025 at any time at a set redemption price.
(3) DHC prepaid this mortgage in April 2023.
(4) Effective July 7, 2023, the coupon rate will increase to 6.444%.

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Q1 2023 10

Q1 2023 11 $450,000 $250,000 $500,000 $500,000 $500,000 $600,000 $15,875 $1,834 $2,001 $904 $302 $315 $330 $346 $362 $7,261 Secured Floating Rate Debt Unsecured Fixed Rate Debt Secured Fixed Rate Debt 2023 2024 2025 2026 2027 2028 2029 2030 2031 Thereafter $0 $100,000 $200,000 $300,000 $400,000 $500,000 $600,000 $700,000 $800,000 Debt Maturity Schedule (3) (2) RETURN TO TABLE OF CONTENTS (dollars in thousands) As of March 31, 2023 (1) DHC prepaid $14,605 of this debt in April 2023. (2) Represents outstanding borrowings under DHC's credit facility as of March 31, 2023. (3) Includes $4,991 of finance lease obligations due through April 2026. (1)

Leverage Ratios, Coverage Ratios and Public Debt Covenants

DIVERSIFIED HEALTHCARE TRUST

	As of and For the Three Months Ended				
	3/31/2023	12/31/2022	9/30/2022	6/30/2022	3/31/2022
Leverage Ratios:					
Net debt / total gross assets	32.4%	30.6%	29.2%	28.4%	25.2%
Net debt / gross book value of real estate assets	34.4%	33.8%	32.8%	32.7%	31.3%
Secured debt / total assets	8.5%	12.2%	12.2%	12.3%	11.3%
Variable rate debt / net debt	18.4%	29.2%	30.5%	31.2%	32.9%
Coverage Ratios:					
Net debt / annualized Adjusted EBITDAre	9.6x	10.4x	15.8x	11.6x	13.5x
Adjusted EBITDAre / interest expense	1.3x	1.2x	0.8x	0.9x	0.7x

	As of and For the Trailing Twelve Months Ended				
	3/31/2023	12/31/2022	9/30/2022	6/30/2022	3/31/2022
Public Debt Covenants:					
Maintenance Covenant					
Total unencumbered assets / unsecured debt - required minimum 150.0%	265.3%	276.6%	273.5%	266.9%	227.5%
Incurrence Covenants					
Total debt / adjusted total assets - allowable maximum 60.0%	37.0%	38.8%	38.8%	39.4%	42.2%
Secured debt / adjusted total assets - allowable maximum 40.0%	6.3%	9.2%	9.3%	9.6%	9.0%
Consolidated income available for debt service / debt service - required minimum 1.50x [1]	0.98x	0.83x	0.79x	0.85x	0.95x

(1) As of March 31, 2023, DHC's ratio of consolidated income available for debt service to debt service was below the requirement under its credit facility and public debt covenants, and as a result, DHC is unable to issue any debt until this ratio is at or above the required level on a pro forma basis.


9812 Slide Road
Lubbock, TX

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Q1 2023 12

Q1 2023 13 (dollars and sq. ft. in thousands, except per sq. ft. and unit data) Summary of Capital Expenditures RETURN TO TABLE OF CONTENTS For the Three Months Ended 3/31/2023 12/31/2022 9/30/2022 6/30/2022 3/31/2022 Office Portfolio lease related costs $ 6,748 $ 9,558 $ 4,277 $ 4,633 $ 6,759 Office Portfolio building improvements 856 4,516 3,535 3,319 585 SHOP fixed assets and capital improvements 23,644 39,418 24,724 25,059 20,328 Recurring capital expenditures $ 31,248 $ 53,492 $ 32,536 $ 33,011 $ 27,672 Office Portfolio avg. sq. ft. during period 8,810 8,811 8,767 8,724 9,259 SHOP avg. units managed during period 25,337 25,212 25,077 25,082 25,217 Office Portfolio building improvements per avg. sq. ft. during period $ 0.10 $ 0.51 $ 0.40 $ 0.38 $ 0.06 SHOP fixed assets and capital improvements per avg. unit managed during period $ 933 $ 1,563 $ 986 $ 999 $ 806 Development, redevelopment and other activities - Office Portfolio $ 1,922 $ 5,111 $ 9,069 $ 17,593 $ 16,617 Development, redevelopment and other activities - SHOP 16,223 59,981 28,224 14,282 16,114 Total development, redevelopment and other activities $ 18,145 $ 65,092 $ 37,293 $ 31,875 $ 32,731

Redevelopment Information

As of March 31, 2023
(dollars in millions)

Office Portfolio

Project	Location	Type of Property	Square Feet [1]	Estimated Project Costs	Total Costs Incurred as of March 31, 2023	Estimated Completion Date
10030 North MacArthur Boulevard	Irving, TX	Medical Office	94,137	$ 3.5	$ 2.5	Q2 2023
100 Hampshire Street	Mansfield, MA	Life Science	124,803	21.2	$ 0.4	Q4 2023
2141 K Street NW	Washington, D.C.	Medical Office	82,592	56.5	$ 1.4	Q1 2025
				$ 81.2		

SHOP

Project	Location	Type of Property	Number of Units	Estimated Project Costs	Total Costs Incurred as of March 31, 2023	Estimated Completion Date
Five Star Premier Residences of Teaneck	Teaneck, NJ	IL/AL	218	$ 9.8	$ 8.2	Q2 2023
Leisure Park	Lakewood, NJ	IL/AL/MC	355	9.0	$ 6.4	Q2 2023 - Q4 2024
The Remington Club	San Diego, CA	IL/AL	342	18.0	$ 6.1	Q3 2023 - Q4 2024
Pueblo Norte Senior Living	Scottsdale, AZ	IL/AL	197	16.5	$ 4.9	Q3 2023 - Q2 2025
The Forum at Memorial Woods	Houston, TX	IL/AL/MC	325	12.0	$ 3.3	Q4 2023 - Q1 2025
Five Star Residences of Dayton Place	Denver, CO	IL/AL/MC	239	6.0	$ 3.0	Q2 2023
Five Star Premier Residences of Chevy Chase	Chevy Chase, MD	IL/AL	330	20.5	$ 1.2	Q2 2024
The Forum at Desert Harbor	Peoria, AZ	IL/AL	230	16.0	$ 0.9	Q4 2024
Other Projects	National	Various	8,454	157.4	$ 19.9	Various
				$ 265.2		

(1) Represents estimated square footage upon project completion.

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Q1 2023 14

Q1 2023 15 Property Acquisitions / Dispositions Information Since January 1, 2023 Acquisitions: DHC has not acquired any properties since January 1, 2023. Dispositions: Date Sold Location Type of Property Number of Properties Gross Sales Price 2/3/2023 Columbia, SC Senior Living (1) 1 $ 1,100 2/28/2023 South Park, PA Senior Living (1) 1 1,100 2/28/2023 Elizabeth, PA Senior Living (1) 1 600 Total Dispositions 3 $ 2,800 (dollars in thousands) RETURN TO TABLE OF CONTENTS (1) The property was closed prior to disposition.

Investments in Unconsolidated Joint Ventures [1]

DIVERSIFIED HEALTHCARE TRUST

As of March 31, 2023
(dollars in thousands)

Investments in Unconsolidated Joint Ventures

Joint Venture	Location	Type of Property	Number of Properties	Square Feet	Occupancy at March 31, 2023	Weighted Average Lease Term at March 31, 2023	DHC Ownership	DHC Carrying Value of Investment at March 31, 2023	Three Months Ended March 31, 2023 Joint Venture FFO	Three Months Ended March 31, 2023 Joint Venture EBITDAre
Seaport Innovation LLC	Boston, MA	Life Science	1	1,134,479	100%	5.8 years	10%	$ 104,764	$ 15,159	$ 20,717
The LSMD Fund REIT LLC	Various	Medical Office / Life Science	10	1,068,763	97%	5.9 years	20%	48,655	2,413	8,707
Total / Weighted Average			11	2,203,242	99%	5.8 years		$ 153,419	$ 17,572	$ 29,424

Unconsolidated Debt

Joint Venture	Secured Debt [2]	Coupon Rate	Maturity Date	Principal Balance at March 31, 2023 [3]	DHC Ownership	DHC Share of Principal Balance at March 31, 2023 [4]
Seaport Innovation LLC	Fixed Rate - 1 Property	3.530%	8/6/2026	$ 620,000	10%	$ 62,000
The LSMD Fund REIT LLC	Fixed Rate - 9 Properties	3.457%	2/11/2032	189,800	20%	37,960
The LSMD Fund REIT LLC	Floating Rate - 1 Property [5]	5.900%	2/9/2024	266,825	20%	53,365
Total / Weighted Average		4.104%		$ 1,076,625		$ 153,325

(1) DHC's property list, including properties owned by these unconsolidated joint ventures, is available on DHC's website.
(2) The mortgage loans require interest-only payments until the respective maturity dates.
(3) Reflects the entire balance of the debt secured by the properties. DHC continues to provide certain guarantees on the debt secured by the Seaport Innovation LLC property. The debt secured by The LSMD Fund REIT LLC properties is non-recourse to DHC.
(4) Reflects DHC's proportionate share of the principal debt balances based on its ownership percentage of the joint ventures as of March 31, 2023.
(5) Original maturity date of February 9, 2024 is subject to three, one year extension options and requires interest to be paid at an annual rate of secured overnight financing rate, or SOFR, plus a premium of 1.90%. Interest rate is as of March 31, 2023. The joint venture has also purchased an interest rate cap through February 2024 with a SOFR strike rate equal to 4.00%.

RETURN TO TABLE OF CONTENTS Q1 2023 16

Q1 2023 17 Investments in Unconsolidated Joint Ventures (continued) (1) (dollars in thousands) RETURN TO TABLE OF CONTENTS As of March 31, 2023 (1) DHC's property list, including properties owned by these unconsolidated joint ventures, is available on DHC's website. (2) Based on the aggregate annualized rental income of DHC's unconsolidated joint ventures as of March 31, 2023. A nn ua liz ed R en ta l I nc om e Seaport Innovation LLC The LSMD Fund REIT LLC 2023 2024 2025 2026 2027 2028 2029 and thereafter $— $10,000 $20,000 $30,000 $40,000 $50,000 $60,000 $70,000 $80,000 $90,000 $100,000 Unconsolidated Joint Ventures Lease Expiration Schedule Number of Leases Expiring 14 10 19 12 4 10 35 % of Total Annualized Rental Income Expiring 1.7% 4.1% 5.8% 3.1% 0.3% 63.2% 21.8% Major Tenants of Unconsolidated Joint Ventures Joint Venture Tenant % of Annualized Rental Income of Joint Ventures Seaport Innovation LLC Vertex Pharmaceuticals Inc. 61.7% The LSMD Fund REIT LLC Cedars-Sinai Medical Center 11.1% The LSMD Fund REIT LLC Seattle Genetics, Inc. 2.7% The LSMD Fund REIT LLC Stryker Corporation 2.0% The LSMD Fund REIT LLC Complete Genomics, Inc. 1.9% Life Science: 72% Medical Office: 28% Property Type (2) MA: 66% CA: 25%TX: 4% WA: 3% NY: 2% Geographic Diversification (2)

Q1 2023 18 FL: 10% CA: 9% TX: 9% GA: 6% MD: 5% NC: 4% WI: 4% VA: 4% IL: 4% IN: 4% 26 Other States + D.C.: 41% (based on Gross Book Value of Real Estate Assets as of March 31, 2023) (1) Senior living communities are categorized by the type of living units which constitute a majority of the living units at the community. (2) Memory care communities are classified as assisted living communities. Portfolio Summary by Geographic Diversification and Property Type Geographic Diversification RETURN TO TABLE OF CONTENTS Assisted Living: 9% Independent Living: 31% SNFs: 1% Life Science: 13% Medical Office: 39% Wellness Centers: 7% Property Type(1) (2) (based on Q1 2023 Same Property NOI)

Q1 2023 19 Portfolio Summary RETURN TO TABLE OF CONTENTS (dollars in thousands, except investment per square foot or unit) As of March 31, 2023 Number of Properties Square Feet or Number of Units Gross Book Value of Real Estate Assets % of Total Gross Book Value of Real Estate Assets Investment Per Square Foot or Unit % of Q1 2023 Total Revenues % of Q1 2023 Total NOI Q1 2023 Q1 2023 Revenues NOI Life science 24 2,621,501 $ 801,445 11.3% $ 306 $ 19,023 5.5% $ 12,197 20.3 % Medical office 81 6,187,195 1,499,860 21.1% $ 242 37,999 11.0% 21,310 35.6 % Subtotal Office Portfolio 105 8,808,696 sq. ft. 2,301,305 32.4% $ 261 57,022 16.5% 33,507 55.9 % SHOP 234 25,327 units 4,430,645 62.3% $ 174,938 279,592 80.8% 17,263 28.8 % Triple net leased senior living communities 27 2,062 units 203,134 2.9% $ 98,513 5,184 1.5% 5,184 8.6 % Wellness centers 10 812,000 sq. ft. 178,141 2.4% $ 219 4,232 1.2% 3,996 6.7 % Total 376 $ 7,113,225 100.0% $ 346,030 100.0% $ 59,950 100.0%

Q1 2023 20 SHOP Units by Operator RETURN TO TABLE OF CONTENTS Unit Count as of March 31, 2023 Manager Location Number of Properties (1) Assisted Living Independent Living and Active Adult Memory Care Skilled Nursing Total Five Star Senior Living National 119 6,488 9,672 1,544 — 17,704 Oaks-Caravita Senior Care GA/SC 26 1,061 40 314 — 1,415 Phoenix Senior Living AL/AR/KY/MO/ NC/SC 23 971 137 190 164 1,462 Charter Senior Living FL/MD/TN/VA 17 683 — 294 — 977 Cedarhurst Senior Living IL/WI 13 680 10 95 — 785 Stellar Senior Living CO/TX/WY 10 — 177 — 992 1,169 Northstar Senior Living AZ/CA 7 121 — 297 — 418 Navion Senior Solutions SC 5 210 — 25 — 235 Life Care Services DE 3 71 196 12 238 517 Oaks Senior Living GA 3 159 — 105 — 264 IntegraCare Senior Living PA 2 127 — 16 — 143 Omega Senior Living NE 1 69 — — — 69 The RMR Group TX 1 — 169 — — 169 Total 230 10,640 10,401 2,892 1,394 25,327 (1) Excludes four closed senior living communities.

Office Portfolio and Same Property - Results of Operations

DIVERSIFIED HEALTHCARE TRUST

Trailing Five Quarters

OFFICE PORTFOLIO - RESULTS OF OPERATIONS

(dollars and sq. ft. in thousands)

	As of and For the Three Months Ended				
	3/31/2023	12/31/2022	9/30/2022	6/30/2022	3/31/2022
Number of Buildings	105	105	105	104	104
Square Feet	8,809	8,811	8,811	8,723	8,724
Occupancy	85.1 %	84.7 %	85.9 %	88.1 %	89.3 %
Rental Income	$ 57,022	$ 59,529	$ 55,254	$ 52,610	$ 54,997
NOI	$ 33,507	$ 34,882	$ 31,075	$ 30,584	$ 31,550
Cash Basis NOI	$ 31,064	$ 31,849	$ 28,362	$ 27,927	$ 29,962
NOI Margin %	58.8 %	58.6 %	56.2 %	58.1 %	57.4 %
Cash Basis NOI Margin %	56.7 %	56.2 %	53.8 %	55.7 %	55.9 %
Sequential NOI % Change	(3.9)%	12.3 %	1.6 %	(3.1)%	
Sequential Cash Basis NOI % Change	(2.5)%	12.3 %	1.6 %	(6.8)%	
Year Over Year NOI % Change	6.2 %				
Year Over Year Cash Basis NOI % Change	3.7 %				

OFFICE PORTFOLIO SAME PROPERTY - RESULTS OF OPERATIONS (1)

(dollars and sq. ft. in thousands)

	As of and For the Three Months Ended				
	3/31/2023	12/31/2022	9/30/2022	6/30/2022	3/31/2022
Number of Buildings	94	94	94	94	94
Square Feet	7,894	7,894	7,894	7,894	7,895
Occupancy	90.1 %	90.0 %	90.2 %	91.1 %	92.4 %
Rental Income	$ 49,430	$ 48,977	$ 49,775	$ 48,205	$ 47,967
NOI	$ 29,198	$ 27,781	$ 28,635	$ 28,504	$ 28,216
Cash Basis NOI	$ 29,077	$ 26,974	$ 27,971	$ 27,650	$ 26,989
NOI Margin %	59.1 %	56.7 %	57.5 %	59.1 %	58.8 %
Cash Basis NOI Margin %	58.8 %	55.8 %	56.7 %	58.2 %	57.5 %
Sequential NOI % Change	5.1 %	(3.0)%	0.5 %	1.0 %	
Sequential Cash Basis NOI % Change	7.8 %	(3.6)%	1.2 %	2.4 %	
Year Over Year NOI % Change	3.5 %				
Year Over Year Cash Basis NOI % Change	7.7 %				

(1) Same property includes those properties classified as same property for the three months ended March 31, 2023 for all periods presented.

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Q1 2023

21

Office Portfolio and Same Property - Results of Operations (continued)

DIVERSIFIED HEALTHCARE TRUST

Three Months Ended March 31, 2023 and 2022

OFFICE PORTFOLIO - RESULTS OF OPERATIONS

(dollars and sq. ft. in thousands)

	As of and For the Three Months Ended March 31, 2023			As of and For the Three Months Ended March 31, 2022		
	Life Science	Medical Office	Total Office Portfolio	Life Science	Medical Office	Total Office Portfolio
Number of Buildings	24	81	105	23	81	104
Square Feet	2,622	6,187	8,809	2,533	6,191	8,724
Occupancy	87.0 %	84.3 %	85.1 %	94.0 %	87.3 %	89.3 %
Rental Income	$ 19,023	$ 37,999	$ 57,022	$ 13,759	$ 41,238	$ 54,997
NOI	$ 12,197	$ 21,310	$ 33,507	$ 7,291	$ 24,259	$ 31,550
Cash Basis NOI	$ 10,089	$ 20,975	$ 31,064	$ 6,449	$ 23,513	$ 29,962
NOI Margin %	64.1 %	56.1 %	58.8 %	53.0 %	58.8 %	57.4 %
Cash Basis NOI Margin %	59.5 %	55.5 %	56.7 %	49.7 %	57.9 %	55.9 %
NOI % Change	67.3 %	(12.2)%	6.2 %			
Cash Basis NOI % Change	56.4 %	(10.8)%	3.7 %			

OFFICE PORTFOLIO SAME PROPERTY - RESULTS OF OPERATIONS

(dollars and sq. ft. in thousands)

	As of and For the Three Months Ended March 31, 2023			As of and For the Three Months Ended March 31, 2022		
	Life Science	Medical Office	Total Office Portfolio	Life Science	Medical Office	Total Office Portfolio
Number of Buildings	17	77	94	17	77	94
Square Feet	2,085	5,809	7,894	2,085	5,810	7,895
Occupancy	93.6 %	88.8 %	90.1 %	92.7 %	92.2 %	92.4 %
Rental Income	$ 11,963	$ 37,467	$ 49,430	$ 11,035	$ 36,932	$ 47,967
NOI	$ 7,265	$ 21,933	$ 29,198	$ 6,023	$ 22,193	$ 28,216
Cash Basis NOI	$ 7,475	$ 21,602	$ 29,077	$ 5,402	$ 21,587	$ 26,989
NOI Margin %	60.7 %	58.5 %	59.1 %	54.6 %	60.1 %	58.8 %
Cash Basis NOI Margin %	61.3 %	57.9 %	58.8 %	51.7 %	59.2 %	57.5 %
NOI % Change	20.6 %	(1.2)%	3.5 %			
Cash Basis NOI % Change	38.4 %	0.1 %	7.7 %			

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Q1 2023 22

SHOP Segment and Same Property - Results of Operations

DIVERSIFIED HEALTHCARE TRUST

Trailing Five Quarters

SHOP SEGMENT - RESULTS OF OPERATIONS

(dollars in thousands, except average monthly rate)

	As of and For the Three Months Ended				
	3/31/2023	12/31/2022	9/30/2022	6/30/2022	3/31/2022
Number of Properties	234	237	234	234	234
Number of Units	25,327	25,346	25,078	25,075	25,088
Occupancy	76.9 %	76.3 %	74.7 %	73.6 %	73.0 %
Average Monthly Rate	$ 4,837	$ 4,561	$ 4,509	$ 4,480	$ 4,472
Year Over Year Average Monthly Rate % Change	8.2 %				
Residents Fees and Services	$ 279,592	$ 267,912	$ 258,960	$ 250,506	$ 245,448
Property Operating Expenses	(262,329)	(260,043)	(264,722)	(244,040)	(245,295)
NOI	$ 17,263	$ 7,869	$ (5,762)	$ 6,466	$ 153
NOI Margin %	6.2 %	2.9 %	(2.2)%	2.6 %	0.1 %
Sequential NOI % Change	119.4 %	236.6 %	(189.1)%	4,126.1 %	
Year Over Year NOI % Change	11,183.0 %				

SHOP SEGMENT SAME PROPERTY - RESULTS OF OPERATIONS [1]

(dollars in thousands, except average monthly rate)

	As of and For the Three Months Ended				
	3/31/2023	12/31/2022	9/30/2022	6/30/2022	3/31/2022
Number of Properties	226	226	226	226	226
Number of Units	24,683	24,683	24,683	24,683	24,683
Occupancy	77.0 %	76.3 %	74.7 %	73.5 %	73.0 %
Average Monthly Rate	$ 4,836	$ 4,558	$ 4,538	$ 4,509	$ 4,501
Year Over Year Average Monthly Rate % Change	7.4 %				
Residents Fees and Services	$ 275,162	$ 263,966	$ 256,564	$ 248,137	$ 243,118
Property Operating Expenses	(257,871)	(258,103)	(258,511)	(240,446)	(241,653)
NOI	$ 17,291	$ 5,863	$ (1,947)	$ 7,691	$ 1,465
NOI Margin %	6.3 %	2.2 %	(0.8)%	3.1 %	0.6 %
Sequential NOI % Change	194.9 %	401.1 %	(125.3)%	425.0 %	
Year Over Year NOI % Change	1,080.3 %				

(1) Same property includes those properties classified as same property for the three months ended March 31, 2023 for all periods presented.

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Q1 2023 23

SHOP Segment - Five Star Managed and Other Operator Managed Communities Results of Operations

DIVERSIFIED HEALTHCARE TRUST

Three Months Ended March 31, 2023 and 2022

SHOP SEGMENT - RESULTS OF OPERATIONS

(dollars in thousands, except average monthly rate)

	As of and For the Three Months Ended March 31, 2023			As of and For the Three Months Ended March 31, 2022		
	Five Star Managed Communities	Other Operator Managed Communities(1)	Total SHOP Segment	Five Star Managed Communities	Other Operator Managed Communities(1)	Total SHOP Segment
Number of Properties	119	115	234	120	114	234
Number of Units	17,704	7,623	25,327	17,899	7,189	25,088
Occupancy	77.4 %	75.8 %	76.9 %	74.1 %	70.3 %	73.0 %
Average Monthly Rate	$ 4,496	$ 5,641	$ 4,837	$ 4,084	$ 5,496	$ 4,472
Average Monthly Rate % Change	10.1 %	2.6 %	8.2 %			
Residents Fees and Services	$ 182,462	$ 97,130	$ 279,592	$ 162,547	$ 82,901	$ 245,448
Property Operating Expenses	(162,642)	(99,687)	(262,329)	(153,084)	(92,211)	(245,295)
NOI	$ 19,820	$ (2,557)	$ 17,263	$ 9,463	$ (9,310)	$ 153
NOI Margin %	10.9 %	(2.6)%	6.2 %	5.8 %	(11.2)%	0.1 %
NOI % Change	109.4 %	72.5 %	11,183.0 %			

(1) In 2022, DHC transitioned one community from Five Star. Also in 2022, DHC and an operator agreed to terminate the lease agreements for three senior living communities and replace them with management agreements. In 2023, DHC sold three former senior living communities.

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Q1 2023 24

Portfolio Leasing Summary (1)

(dollars and sq. ft.in thousands, except per sq. ft. data)

	Office Portfolio					Wellness Centers
	As of and For the Three Months Ended					As of and For the Three Months Ended
	3/31/2023	12/31/2022	9/30/2022	6/30/2022	3/31/2022	3/31/2023
Buildings	105	105	105	104	104	10
Total square feet	8,809	8,811	8,811	8,723	8,724	812
Occupancy	85.1 %	84.7 %	85.9 %	88.1 %	89.3 %	100.0 %
Leasing Activity (sq. ft.):						
New leases	38	33	43	52	120	225
Renewals	34	149	178	211	81	—
Total	72	182	221	263	201	225
% Change in GAAP Rent: (2)						
New leases	23.0 %	12.5 %	5.5 %	14.9 %	15.1 %	(9.9)%
Renewals	12.3 %	8.3 %	1.6 %	6.8 %	0.5 %	— %
Total	17.9 %	8.9 %	2.4 %	9.1 %	8.2 %	(9.9)%
Weighted Average Lease Term (years):						
New leases	11.9	5.9	5.0	5.8	9.9	18.6
Renewals	5.5	9.8	6.0	5.4	4.1	—
Total	8.9	9.2	5.8	5.5	7.4	18.6
Leasing Costs and Concession Commitments:						
New leases	$ 4,170	$ 1,267	$ 2,334	$ 2,986	$ 11,330	$ 30,071
Renewals	726	4,735	2,672	2,350	1,208	—
Total	$ 4,896	$ 6,002	$ 5,006	$ 5,336	$ 12,538	$ 30,071
Leasing Costs and Concession Commitments per Sq. Ft.:						
New leases	$ 110.57	$ 38.47	$ 54.30	$ 57.47	$ 94.34	$ 133.95
Renewals	$ 20.96	$ 31.83	$ 15.02	$ 11.13	$ 14.91	$ —
Total	$ 67.67	$ 33.04	$ 22.66	$ 20.28	$ 62.35	$ 133.95
Leasing Costs and Concession Commitments per Sq. Ft. per Year:						
New leases	$ 9.32	$ 6.57	$ 10.95	$ 9.91	$ 9.52	$ 7.20
Renewals	$ 3.83	$ 3.24	$ 2.49	$ 2.07	$ 3.62	$ —
Total	$ 7.56	$ 3.60	$ 3.89	$ 3.69	$ 8.45	$ 7.20

(1) The leasing summary on this page is based on leases entered into during the periods indicated.

(2) Percent difference in prior rents charged for same space or, in the case of vacant space acquired, market rental rates for similar space in the building at the date of acquisition. Rents include estimated recurring expense reimbursements paid to DHC, exclude lease value amortization and are net of lease concessions.

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Q1 2023 25

Tenants Representing 1% Or More of Total Annualized Rental Income

DIVERSIFIED HEALTHCARE TRUST

As of March 31, 2023

(dollars in thousands)

	Tenant	Type of Property		Annualized Rental Income	% of Annualized Rental Income	Expiration
1	Advocate Aurora Health	Medical office	$	16,939	6.4%	2026-2031
2	Life Time Athletic [(1)]	Wellness center		12,285	4.6%	2040-2044
3	Brookdale Senior Living, Inc.	Senior living		9,559	3.6%	2032
4	Surgalign Holdings, Inc.	Life science		6,772	2.6%	2034
5	Alamar Biosciences, Inc.	Life science		6,246	2.4%	2034
6	Stratford Retirement, LLC	Senior living		5,648	2.1%	2033
7	KSQ Therapeutics, Inc.	Life science		5,595	2.1%	2032
8	IQVIA Holdings Inc.	Life science		5,446	2.1%	2023
9	Prometheus Biosciences, Inc.	Life science		5,399	2.0%	2033
10	Medtronic, Inc.	Medical office		4,840	1.8%	2023-2027
11	Boston Children's Hospital	Medical office		4,695	1.8%	2028
12	Magellan Health Inc.	Medical office		4,643	1.8%	2025
13	Sonova Holding AG	Life science		4,569	1.7%	2023-2033
14	Stellar Senior Living, LLC	Senior living		4,469	1.7%	2027
15	Abbvie Inc.	Life science		4,062	1.5%	2027
16	United Healthcare Services, Inc.	Medical office		3,947	1.5%	2026
17	Cigna Holding Co.	Medical office		3,914	1.5%	2024
18	Tokio Marine Holdings Inc.	Medical office		3,912	1.5%	2023-2033
19	Duke University	Medical office		3,873	1.5%	2024
20	PerkinElmer Health Sciences, Inc.	Life science		3,681	1.4%	2028
21	HCA Holdings Inc.	Medical office		3,498	1.3%	2023-2027
22	Hawaii Pacific Health	Medical office		3,289	1.2%	2024-2029
23	New York University	Medical office		3,240	1.2%	2023-2027
24	McKesson Corporation	Medical office		3,224	1.2%	2024-2028
25	Ultragenyx Pharmaceutical Inc.	Life science		3,123	1.2%	2026
26	Virginia Commonwealth University Health System	Medical office		2,920	1.1%	2032
	All Other Tenants			124,491	47.2%	2025-2044
	Total Tenants		$	264,279	100.0%	

(1) In March 2023, DHC entered into two separate 20 year leases with Life Time Athletic, which are expected to commence in the second and fourth quarters, respectively, of 2024.

RETURN TO TABLE OF CONTENTS Q1 2023 26

Q1 2023 27 Office Portfolio Lease Expiration Schedule RETURN TO TABLE OF CONTENTS (dollars in thousands) As of March 31, 2023 Office Portfolio Annualized Rental Income Expiring Year Annualized Rental Income Expiring % of Total Annualized Rental Income Expiring Cumulative % of Total Annualized Rental Income Expiring 2023 $ 17,587 7.8% 7.8% 2024 23,484 10.4% 18.2% 2025 17,697 7.9% 26.1% 2026 24,180 10.7% 36.8% 2027 21,529 9.6% 46.4% 2028 27,680 12.3% 58.7% 2029 11,584 5.1% 63.8% 2030 7,419 3.3% 67.1% 2031 23,532 10.4% 77.5% 2032 and thereafter 50,505 22.5% 100.0% Total $ 225,197 100.0% Average remaining lease term for DHC's office portfolio (weighted by annualized rental income): 5.6 years Office Portfolio Square Feet with Leases Expiring Year Leased Square Feet Expiring % of Total Leased Square Feet Expiring Cumulative % of Total Leased Square Feet Expiring 2023 594,581 7.9% 7.9% 2024 948,914 12.7% 20.6% 2025 709,648 9.5% 30.1% 2026 772,046 10.3% 40.4% 2027 871,724 11.6% 52.0% 2028 1,061,328 14.2% 66.2% 2029 383,098 5.1% 71.3% 2030 293,026 3.9% 75.2% 2031 781,742 10.4% 85.6% 2032 and thereafter 1,078,586 14.4% 100.0% Total 7,494,693 100.0% 1145 19th Street NW Washington, D.C.

Q1 2023 28 Non-Segment Annualized Rental Income Expiring Year Number of Properties Number of Units or Square Feet Annualized Rental Income Expiring % of Total Annualized Rental Income Expiring Cumulative % of Total Annualized Rental Income Expiring 2023 — — $ — —% —% 2024 — — — —% —% 2025 3 129,500 sq. ft. 1,458 3.7% 3.7% 2026 — — — —% 3.7% 2027 4 533 units 4,469 11.4% 15.1% 2028 — — — —% 15.1% 2029 1 155 units 547 1.4% 16.5% 2030 2 283 units 3,496 8.9% 25.4% 2031 (1) 1 — — —% 25.4% 2032 and thereafter 26 1,091 units and 682,500 sq. ft. 29,112 74.6% 100.0% Total 37 $ 39,082 100.0% Non-Segment Lease Expiration Schedule As of March 31, 2023 RETURN TO TABLE OF CONTENTS (1) Excludes annualized rental income from DHC's lease with a tenant of one closed senior living community. As of March 31, 2023, the tenant was in default on its obligations to DHC under this lease. (dollars in thousands)

Company Profile and Research Coverage

DIVERSIFIED HEALTHCARE TRUST

The Company:
DHC is a REIT focused on owning high-quality healthcare properties located throughout the United States. DHC seeks diversification across the health services spectrum by care delivery and practice type, by scientific research disciplines and by property type and location. As of March 31, 2023, DHC's approximately $7.1 billion portfolio included 376 properties in 36 states and Washington, D.C., occupied by approximately 500 tenants, and totaling approximately 9 million square feet of life science and medical office properties and more than 27,000 senior living units.

DHC is included in 155 market indices and comprises more than 1% of the following indices as of March 31, 2023: BI North America Healthcare REIT Valuation Peers (BIHLCRNP), Bloomberg US Micro Cap Real Estate Price Return Index (BMICR), Bloomberg Real Estate Investment Trust Small Cap Index (BBRESMLC) and Invesco S&P SmallCap 600 Pure Value ETF INAV Index (RZVIV).

Management:
DHC is managed by The RMR Group (Nasdaq: RMR). RMR is an alternative asset management company that is focused on commercial real estate and related businesses. RMR primarily provides management services to publicly traded real estate companies, privately held real estate funds and real estate related operating businesses. As of March 31, 2023, RMR had over $37 billion of real estate assets under management and the combined RMR managed companies had more than $16 billion of annual revenues, nearly 2,100 properties and approximately 38,000 employees. DHC believes that being managed by RMR is a competitive advantage for DHC because of RMR's depth of management and experience in the real estate industry. DHC also believes RMR provides management services to it at costs that are lower than DHC would have to pay for similar quality services if DHC were self managed.

Equity Research Coverage

B. Riley Securities, Inc.
Bryan Maher
(646) 885-5423
bmaher@brileyfin.com

JMP Securities
Aaron Hecht
(415) 835-3963
ahecht@jmpsecurities.com

RBC Capital Markets
Michael Carroll
(440) 715-2649
michael.carroll@rbccm.com

Rating Agencies and Issuer Ratings

Moody's Investors Service
Lori Marks
(212) 553-1098
lori.marks@moodys.com

S & P Global
Alan Zigman
(416) 507-2556
alan.zigman@spglobal.com

DHC is followed by the equity research analysts and its publicly held debt is rated by the rating agencies listed on this page. Please note that any opinions, estimates or forecasts regarding DHC's performance made by these analysts or agencies do not represent opinions, forecasts or predictions of DHC or its management. DHC does not by its reference on this page imply its endorsement of or concurrence with any information, conclusions or recommendations provided by any of these analysts or agencies.

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Q1 2023 29

Q1 2023 30 Board of Trustees John L. Harrington Lisa Harris Jones Daniel F. LePage Independent Trustee Lead Independent Trustee Independent Trustee David A. Pierce Jeffrey P. Somers Independent Trustee Independent Trustee Jennifer F. Francis Adam D. Portnoy Managing Trustee Chair of the Board & Managing Trustee Executive Officers Jennifer F. Francis Richard W. Siedel, Jr. President and Chief Executive Officer Chief Financial Officer and Treasurer Governance Information RETURN TO TABLE OF CONTENTS Gardens of Gainesville 3315 Thompson Bridge Road Gainesville, GA

Non-GAAP Financial Measures and Certain Definitions

DIVERSIFIED HEALTHCARE TRUST

Non-GAAP Financial Measures

DHC presents certain "non-GAAP financial measures" within the meaning of applicable rules of the SEC, including net operating income, or NOI, Cash Basis NOI, same property NOI, same property Cash Basis NOI, earnings before interest, income tax, depreciation and amortization, or EBITDA, EBITDA for real estate, or EBITDA*re*, Adjusted EBITDA*re*, funds from operations, or FFO, and normalized funds from operations, or Normalized FFO. These measures do not represent cash generated by operating activities in accordance with GAAP and should not be considered alternatives to net income (loss) as indicators of DHC's operating performance or as measures of DHC's liquidity. These measures should be considered in conjunction with net income (loss) as presented in DHC's condensed consolidated statements of income (loss). DHC considers these non-GAAP measures to be appropriate supplemental measures of operating performance for a REIT, along with net income (loss). DHC believes these measures provide useful information to investors because by excluding the effects of certain historical amounts, such as depreciation and amortization, they may facilitate a comparison of DHC's operating performance between periods and with other REITs and, in the case of NOI, Cash Basis NOI, same property NOI and same property Cash Basis NOI, reflecting only those income and expense items that are generated and incurred at the property level may help both investors and management to understand the operations of DHC's properties.

NOI, Cash Basis NOI, Same Property NOI and Same Property Cash Basis NOI

The calculations of NOI, Cash Basis NOI, same property NOI and same property Cash Basis NOI exclude certain components of net income (loss) in order to provide results that are more closely related to DHC's property level results of operations. DHC calculates NOI, Cash Basis NOI, same property NOI and same property Cash Basis NOI as shown on pages 35 through 41. DHC defines NOI as income from its real estate less its property operating expenses. NOI excludes amortization of capitalized tenant improvement costs and leasing commissions that DHC records as depreciation and amortization. DHC defines Cash Basis NOI as NOI excluding non-cash straight line rent adjustments, lease value amortization, lease termination fee amortization, if any, and non-cash amortization included in property operating expenses. DHC calculates same property NOI and same property Cash Basis NOI in the same manner that it calculates the corresponding NOI and Cash Basis NOI amounts, except that it only includes same properties in calculating same property NOI and same property Cash Basis NOI. DHC uses NOI, Cash Basis NOI, same property NOI and same property Cash Basis NOI to evaluate individual and company wide property level performance. Other real estate companies and REITs may calculate NOI, Cash Basis NOI, same property NOI and same property Cash Basis NOI differently than DHC does.

EBITDA, EBITDA*re* and Adjusted EBITDA*re*

DHC calculates EBITDA, EBITDA*re* and Adjusted EBITDA*re* as shown on page 42. EBITDA*re* is calculated on the basis defined by the National Association of Real Estate Investment Trusts, or Nareit, which is EBITDA, excluding gains or losses on the sale of properties, equity in net earnings or losses of unconsolidated joint ventures, impairment of assets, if any, and including adjustments to reflect DHC's proportionate share of EBITDA*re* of DHC's former equity method investment in AlerisLife for the periods DHC had an equity investment in AlerisLife that it accounted for as an equity method investment and DHC's proportionate share of EBITDA*re* from its unconsolidated joint ventures, as well as certain other adjustments currently not applicable to DHC. In calculating Adjusted EBITDA*re*, DHC adjusts for the items shown on page 42. Other real estate companies and REITs may calculate EBITDA, EBITDA*re* and Adjusted EBITDA*re* differently than DHC does.

FFO and Normalized FFO

DHC calculates FFO and Normalized FFO as shown on page 43. FFO is calculated on the basis defined by Nareit, which is net income (loss), calculated in accordance with GAAP, excluding any gain or loss on sale of properties, equity in net earnings or losses of unconsolidated joint ventures, loss on impairment of real estate assets, gains or losses on equity securities, net, if any, including adjustments to reflect DHC's proportionate share of FFO of DHC's former equity method investment in AlerisLife for the periods DHC had an equity investment in AlerisLife that it accounted for as an equity method investment and DHC's proportionate share of FFO from its unconsolidated joint ventures, plus real estate depreciation and amortization of consolidated properties, as well as certain other adjustments currently not applicable to DHC. In calculating Normalized FFO, DHC adjusts for the items shown on page 43, including similar adjustments for DHC's unconsolidated joint ventures, if any. FFO and Normalized FFO are among the factors considered by DHC's Board of Trustees when determining the amount of distributions to its shareholders. Other factors include, but are not limited to, requirements to maintain DHC's qualification for taxation as a REIT, limitations in the agreements governing DHC's debt, the availability to DHC of debt and equity capital, DHC's expectation of its future capital requirements and operating performance, and DHC's expected needs for and availability of cash to pay its obligations. Other real estate companies and REITs may calculate FFO and Normalized FFO differently than DHC does.

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Q1 2023

31

Q1 2023 32 Adjusted total assets Adjusted total assets is the original cost of real estate assets calculated in accordance with GAAP before depreciation and after impairment write downs, if any, and excludes accounts receivable and intangible assets. AlerisLife AlerisLife means AlerisLife Inc. Annualized dividend yield Annualized dividend yield is the annualized dividend declared during the applicable period divided by the closing price of DHC's common shares on The Nasdaq Stock Market LLC, or Nasdaq, at the end of the relevant period. Annualized rental income Annualized rental income is based on rents pursuant to existing leases as of March 31, 2023. Annualized rental income includes estimated percentage rents, straight line rent adjustments and estimated recurring expense reimbursements for certain net and modified gross leases; excludes lease value amortization at certain of DHC's medical office and life science properties and wellness centers. Annualized rental income amounts for DHC's medical office and life science properties also exclude 100% of rents pursuant to existing leases as of March 31, 2023 from the medical office and life science properties owned by unconsolidated joint ventures in which DHC owns an equity interest. Average monthly rate Average monthly rate is calculated by taking the average daily rate, which is defined as total residents fees and services divided by occupied units during the period, and multiplying it by 30 days. Building improvements Building improvements generally include expenditures to replace obsolete building components that extend the useful life of existing assets or other improvements to increase the marketability of the property. Cash basis NOI margin % Cash basis NOI margin % is defined as cash basis NOI as a percentage of cash basis rental income. Cash basis rental income excludes non-cash straight line rent adjustments, lease value amortization and lease termination fee amortization, if any. Consolidated income available for debt service Consolidated income available for debt service is earnings from operations excluding interest expense, depreciation and amortization, taxes, loss on asset impairment, gains or losses on equity securities, gains or losses on sales of properties, modification or early extinguishment of debt and equity in net earnings or losses of unconsolidated joint ventures and including distributions from DHC's unconsolidated joint ventures, determined together with debt service for the applicable period. Coupon rate Coupon rate is the interest rate stated in, or determined pursuant to, the contract terms. Development, redevelopment and other activities Development, redevelopment and other activities generally include capital expenditures that reposition a property or result in new sources of revenue. From time to time DHC invests in revenue producing capital improvements at certain of its triple net leased senior living communities. As a result, annual rents payable to DHC increase pursuant to the terms of the applicable leases. These capital improvements are not included in DHC's development, redevelopment and other activities. Estimated completion date Estimated completion date can depend on various factors, including when lease agreements are signed with tenants. Therefore, the actual completion date may vary. Estimated project costs Estimated project costs include estimated construction costs and leasing capital up to stabilization. Five Star Five Star, or Five Star Senior Living, is an operating division of AlerisLife. Five Star managed communities Five Star managed communities are the senior living communities in DHC's SHOP segment that are managed by Five Star. Non-GAAP Financial Measures and Certain Definitions (continued) RETURN TO TABLE OF CONTENTS

Q1 2023 33 GAAP GAAP is U.S. generally accepted accounting principles. Gross book value of real estate assets Gross book value of real estate assets is real estate assets at cost plus certain acquisition costs, before depreciation and purchase price allocations, less impairment writedowns, if any. Gross purchase price Gross purchase price includes assumed debt, if any, and excludes acquisition costs and purchase price allocation adjustments, if any. Gross sales price Gross sales price excludes closing costs. Incurrence covenants Incurrence covenants are financial covenants which DHC is required to comply with in order to incur debt under its credit agreement and its senior unsecured notes indentures and their supplements. Interest rate Interest rate includes the effect of mark to market accounting for certain assumed mortgages and premiums and discounts on certain mortgages and unsecured notes; excludes effects of debt issuance costs and the facility fee on DHC's credit facility. Investment per square foot or unit Investment per square foot or unit represents gross book value of real estate assets divided by number of rentable square feet or living units, as applicable, at March 31, 2023. Lease related costs Lease related costs generally include capital expenditures to improve tenants’ space or amounts paid directly to tenants to improve their space and leasing related costs, such as brokerage commissions and tenant inducements. Leasing costs and concession commitments Leasing costs and concession commitments include commitments made for leasing expenditures and concessions, such as tenant improvements, leasing commissions, tenant reimbursements and free rent. Maintenance covenant DHC's maintenance covenant is a financial covenant which it is required to comply with on a quarterly basis pursuant to the indentures governing DHC's senior unsecured notes. Net debt Net debt is total debt less cash. NOI margin % NOI margin % is defined as NOI as a percentage of rental income or residents fees and services, as appropriate. Non-Segment Non-Segment operations consists of triple net leased senior living communities that are leased to third party operators and wellness centers, and any other income or expenses that are not attributable to a specific reporting segment. Occupancy Occupancy for DHC's Office Portfolio is presented as of the end of the period shown; occupancy for DHC's SHOP segment is presented for the duration of the period shown. Life science and medical office occupancy data includes (i) out of service assets undergoing redevelopment, (ii) space which is leased but is not occupied or is being offered for sublease by tenants and (iii) space being fitted out for occupancy. Non-GAAP Financial Measures and Certain Definitions (continued) RETURN TO TABLE OF CONTENTS

Q1 2023 34 Office Portfolio Office Portfolio consists of medical office properties leased to medical providers and other medical related businesses, as well as life science properties leased to biotech laboratories and other similar tenants. DHC's medical office and life science property leases include some triple net leases where, in addition to paying fixed rents, the tenants assume the obligation to operate and maintain the properties at their expense, and some net and modified gross leases where DHC is responsible for the operation and maintenance of the properties and DHC charges tenants for some or all of the property operating costs. A small percentage of DHC's medical office and life science property leases are full-service leases where DHC receives fixed rent from its tenants and no reimbursement for its property operating costs. Other operator managed communities Other operator managed communities are senior living communities in DHC's SHOP segment, which are managed by third party managers other than Five Star. Principal balance Principal balances are the amounts stated in the contracts less the principal amount of any repayments made. In accordance with GAAP, DHC's carrying values and recorded interest expense may be different because of market conditions at the time DHC assumed certain of these debts. The principal balance of DHC's credit facility includes amounts outstanding as of the date presented. Same Property As of and for the three months ended March 31, 2023, same property consists of properties owned, in service, reported in the same segment and operated by the same operator continuously since January 1, 2022; excludes properties classified as held for sale, closed or out of service, if any, and medical office and life science properties owned by unconsolidated joint ventures in which DHC owns an equity interest. SHOP SHOP, or Senior Housing Operating Portfolio, consists of senior living communities managed by third party senior living managers that provide short term and long term residential living and in some cases care and other services for residents where DHC pays fees to the managers to operate the communities. Properties in this segment include independent living communities, assisted living communities, active adult rental communities and SNFs. SNF SNF is a skilled nursing facility. Square feet Square feet measurements are subject to modest changes when space is periodically remeasured or reconfigured for new tenants. Square feet for prior periods exclude space remeasurements made subsequent to those periods. Excludes data from medical office and life science properties owned by unconsolidated joint ventures in which DHC owns an equity interest. Total gross assets Total gross assets is total assets plus accumulated depreciation. Total unencumbered assets Total unencumbered assets is the original cost of real estate assets not encumbered by mortgage debt calculated in accordance with GAAP before depreciation and after impairment write downs, if any, and exclude accounts receivable and intangible assets. Triple net leased senior living communities Triple net leased senior living communities include independent and assisted living communities and SNFs. Unit count Unit count is by the type of living units at DHC's senior living communities within its SHOP segment. Weighted average lease term Weighted average lease term is weighted based on annualized rental income pursuant to existing leases as of March 31, 2023. Non-GAAP Financial Measures and Certain Definitions (continued) RETURN TO TABLE OF CONTENTS

DIVERSIFIED HEALTHCARE TRUST

Calculation and Reconciliation of NOI and Cash Basis NOI

(dollars in thousands)

	For the Three Months Ended				
	3/31/2023	12/31/2022	9/30/2022	6/30/2022	3/31/2022
Calculation of NOI and Cash Basis NOI:					
Revenues:					
Rental income	$ 66,438	$ 68,973	$ 63,960	$ 62,522	$ 65,285
Residents fees and services	279,592	267,912	258,960	250,506	245,448
Total revenues	346,030	336,885	322,920	313,028	310,733
Property operating expenses	(286,080)	(285,166)	(289,096)	(266,066)	(268,742)
NOI	59,950	51,719	33,824	46,962	41,991
Non-cash straight line rent adjustments included in rental income	(2,448)	(1,723)	(2,738)	(2,710)	(1,745)
Lease value amortization included in rental income	(311)	41	42	57	105
Non-cash amortization included in property operating expenses	(199)	(200)	(199)	(199)	(199)
Cash Basis NOI	$ 56,992	$ 49,837	$ 30,929	$ 44,110	$ 40,152
Reconciliation of Net Income (Loss) to NOI and Cash Basis NOI:					
Net (loss) income	$ (52,658)	$ (65,322)	$ (81,492)	$ (109,383)	$ 240,423
Equity in net losses (earnings) of investees	647	2,630	(2,127)	(3,204)	(3,354)
Income tax (benefit) expense	(31)	(135)	13	(640)	1,472
Loss on modification or early extinguishment of debt	1,075	—	—	29,560	483
Interest expense	47,780	49,341	46,936	55,975	57,131
Interest and other income	(4,195)	(9,169)	(4,099)	(2,266)	(395)
Gains and losses on equity investments, net	(8,126)	4,276	2,674	10,157	8,553
(Gain) loss on sale of properties	(1,233)	202	5,044	686	(327,794)
Impairment of assets	5,925	—	—	—	—
Acquisition and certain other transaction related costs	93	779	289	609	928
General and administrative	5,873	5,764	6,179	7,207	7,285
Depreciation and amortization	64,800	63,353	60,407	58,261	57,259
NOI	59,950	51,719	33,824	46,962	41,991
Non-cash straight line rent adjustments included in rental income	(2,448)	(1,723)	(2,738)	(2,710)	(1,745)
Lease value amortization included in rental income	(311)	41	42	57	105
Non-cash amortization included in property operating expenses	(199)	(200)	(199)	(199)	(199)
Cash Basis NOI	$ 56,992	$ 49,837	$ 30,929	$ 44,110	$ 40,152



Overture at Plano
500 Coit Road
Plano, TX

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Q1 2023
35

Q1 2023 36 For the Three Months Ended 3/31/2023 3/31/2022 $ Change % Change 12/31/2022 $ Change % Change NOI: Life Science $ 12,197 $ 7,291 $ 4,906 67.3% $ 14,848 $ (2,651) (17.9) % Medical Office 21,310 24,259 (2,949) (12.2) % 20,034 1,276 6.4 % Total Office Portfolio 33,507 31,550 1,957 6.2% 34,882 (1,375) (3.9) % SHOP 17,263 153 17,110 11,183.0% 7,869 9,394 119.4 % Non-Segment 9,180 10,288 (1,108) (10.8) % 8,968 212 2.4 % Total $ 59,950 $ 41,991 $ 17,959 42.8% $ 51,719 $ 8,231 15.9 % Cash Basis NOI: Life Science $ 10,089 $ 6,449 $ 3,640 56.4% $ 12,705 $ (2,616) (20.6) % Medical Office 20,975 23,513 (2,538) (10.8) % 19,144 1,831 9.6 % Total Office Portfolio 31,064 29,962 1,102 3.7% 31,849 (785) (2.5) % SHOP 17,263 153 17,110 11,183.0% 7,869 9,394 119.4 % Non-Segment 8,665 10,037 (1,372) (13.7) % 10,119 (1,454) (14.4) % Total $ 56,992 $ 40,152 $ 16,840 41.9% $ 49,837 $ 7,155 14.4 % NOI and Cash Basis NOI (dollars in thousands) RETURN TO TABLE OF CONTENTS

Q1 2023 37 Same Property NOI and Cash Basis NOI (dollars in thousands) RETURN TO TABLE OF CONTENTS For the Three Months Ended 3/31/2023 3/31/2022 $ Change % Change 12/31/2022 $ Change % Change NOI: Life Science $ 7,265 $ 6,023 $ 1,242 20.6% $ 7,124 $ 141 2.0 % Medical Office 21,933 22,193 (260) (1.2) % 20,657 1,276 6.2 % Total Office Portfolio 29,198 28,216 982 3.5% 27,781 1,417 5.1 % SHOP 17,291 1,465 15,826 1,080.3% 5,863 11,428 194.9 % Non-Segment 9,180 8,962 218 2.4% 9,975 (795) (8.0) % Total $ 55,669 $ 38,643 $ 17,026 44.1% $ 43,619 $ 12,050 27.6 % Cash Basis NOI: Life Science $ 7,475 $ 5,402 $ 2,073 38.4% $ 7,247 $ 228 3.1 % Medical Office 21,602 21,587 15 0.1% 19,727 1,875 9.5 % Total Office Portfolio 29,077 26,989 2,088 7.7% 26,974 2,103 7.8 % SHOP 17,291 1,465 15,826 1,080.3% 5,863 11,428 194.9 % Non-Segment 8,665 8,710 (45) (0.5) % 9,796 (1,131) (11.5) % Total $ 55,033 $ 37,164 $ 17,869 48.1% $ 42,633 $ 12,400 29.1%

Calculation and Reconciliation of NOI, Cash Basis NOI, Same Property NOI and Same Property Cash Basis NOI by Segment

DIVERSIFIED HEALTHCARE TRUST

(dollars in thousands)

Office Portfolio

	For the Three Months Ended				
Calculation of NOI and Cash Basis NOI:	**3/31/2023**	**12/31/2022**	**9/30/2022**	**6/30/2022**	**3/31/2022**
Rental income	$ 57,022	$ 59,529	$ 55,254	$ 52,610	$ 54,997
Property operating expenses	(23,515)	(24,647)	(24,179)	(22,026)	(23,447)
NOI	$ 33,507	$ 34,882	$ 31,075	$ 30,584	$ 31,550
NOI	$ 33,507	$ 34,882	$ 31,075	$ 30,584	$ 31,550
Non-cash straight line rent adjustments included in rental income	(2,302)	(2,891)	(2,573)	(2,532)	(1,511)
Lease value amortization included in rental income	58	58	59	74	122
Non-cash amortization included in property operating expenses	(199)	(200)	(199)	(199)	(199)
Cash Basis NOI	$ 31,064	$ 31,849	$ 28,362	$ 27,927	$ 29,962
Reconciliation of NOI to Same Property NOI:					
NOI	$ 33,507	$ 34,882	$ 31,075	$ 30,584	$ 31,550
NOI of properties not included in same property results	(4,309)	(7,101)	(2,440)	(2,080)	(3,334)
Same Property NOI	$ 29,198	$ 27,781	$ 28,635	$ 28,504	$ 28,216
Reconciliation of Same Property NOI to Same Property Cash Basis NOI:					
Same Property NOI	$ 29,198	$ 27,781	$ 28,635	$ 28,504	$ 28,216
Non-cash straight line rent adjustments included in rental income	(7)	(693)	(514)	(793)	(1,187)
Lease value amortization included in rental income	58	58	59	74	132
Non-cash amortization included in property operating expenses	(172)	(172)	(209)	(135)	(172)
Same Property Cash Basis NOI	$ 29,077	$ 26,974	$ 27,971	$ 27,650	$ 26,989

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Q1 2023 38

Q1 2023 39 Calculation and Reconciliation of NOI, Cash Basis NOI, Same Property NOI and Same Property Cash Basis NOI by Segment (continued) RETURN TO TABLE OF CONTENTS (dollars in thousands) SHOP For the Three Months Ended Calculation of NOI and Cash Basis NOI: 3/31/2023 12/31/2022 9/30/2022 6/30/2022 3/31/2022 Residents fees and services $ 279,592 $ 267,912 $ 258,960 $ 250,506 $ 245,448 Property operating expenses (262,329) (260,043) (264,722) (244,040) (245,295) NOI / Cash Basis NOI $ 17,263 $ 7,869 $ (5,762) $ 6,466 $ 153 Reconciliation of NOI / Cash Basis NOI to Same Property NOI / Same Property Cash Basis NOI: NOI / Cash Basis NOI $ 17,263 $ 7,869 $ (5,762) $ 6,466 $ 153 NOI / Cash Basis NOI of properties not included in same property results 28 (2,006) 3,815 1,225 1,312 Same Property NOI / Same Property Cash Basis NOI $ 17,291 $ 5,863 $ (1,947) $ 7,691 $ 1,465

Calculation and Reconciliation of NOI, Cash Basis NOI, Same Property NOI and Same Property Cash Basis NOI by Segment (continued)

DIVERSIFIED HEALTHCARE TRUST

(dollars in thousands)

Non-Segment

	For the Three Months Ended				
Calculation of NOI and Cash Basis NOI:	**3/31/2023**	**12/31/2022**	**9/30/2022**	**6/30/2022**	**3/31/2022**
Rental income	$ 9,416	$ 9,444	$ 8,706	$ 9,912	$ 10,288
Property operating expenses	(236)	(476)	(195)	—	—
NOI	$ 9,180	$ 8,968	$ 8,511	$ 9,912	$ 10,288
NOI	$ 9,180	$ 8,968	$ 8,511	$ 9,912	$ 10,288
Non-cash straight line rent adjustments included in rental income	(146)	1,168	(165)	(178)	(234)
Lease value amortization included in rental income	(369)	(17)	(17)	(17)	(17)
Cash Basis NOI	$ 8,665	$ 10,119	$ 8,329	$ 9,717	$ 10,037
Reconciliation of NOI to Same Property NOI:					
NOI	$ 9,180	$ 8,968	$ 8,511	$ 9,912	$ 10,288
NOI of properties not included in same property results	—	1,007	(726)	(935)	(1,326)
Same Property NOI	$ 9,180	$ 9,975	$ 7,785	$ 8,977	$ 8,962
Reconciliation of Same Property NOI to Same Property Cash Basis NOI:					
Same Property NOI	$ 9,180	$ 9,975	$ 7,785	$ 8,977	$ 8,962
Non-cash straight line rent adjustments included in rental income	(146)	(162)	(190)	(221)	(235)
Lease value amortization included in rental income	(369)	(17)	(17)	(17)	(17)
Same Property Cash Basis NOI	$ 8,665	$ 9,796	$ 7,578	$ 8,739	$ 8,710

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Q1 2023 40

Calculation and Reconciliation of NOI, Cash Basis NOI, Same Property NOI and Same Property Cash Basis NOI by Segment (continued)

DIVERSIFIED HEALTHCARE TRUST

(dollars in thousands)

Consolidated

	For the Three Months Ended				
Calculation of NOI and Cash Basis NOI:	3/31/2023	12/31/2022	9/30/2022	6/30/2022	3/31/2022
Rental income / residents fees and services	$ 346,030	$ 336,885	$ 322,920	$ 313,028	$ 310,733
Property operating expenses	(286,080)	(285,166)	(289,096)	(266,066)	(268,742)
NOI	$ 59,950	$ 51,719	$ 33,824	$ 46,962	$ 41,991
NOI	$ 59,950	$ 51,719	$ 33,824	$ 46,962	$ 41,991
Non-cash straight line rent adjustments included in rental income	(2,448)	(1,723)	(2,738)	(2,710)	(1,745)
Lease value amortization included in rental income	(311)	41	42	57	105
Non-cash amortization included in property operating expenses	(199)	(200)	(199)	(199)	(199)
Cash Basis NOI	$ 56,992	$ 49,837	$ 30,929	$ 44,110	$ 40,152
Reconciliation of NOI to Same Property NOI:					
NOI	$ 59,950	$ 51,719	$ 33,824	$ 46,962	$ 41,991
NOI of properties not included in same property results	(4,281)	(8,100)	649	(1,790)	(3,348)
Same Property NOI	$ 55,669	$ 43,619	$ 34,473	$ 45,172	$ 38,643
Reconciliation of Same Property NOI to Same Property Cash Basis NOI:					
Same Property NOI	$ 55,669	$ 43,619	$ 34,473	$ 45,172	$ 38,643
Non-cash straight line rent adjustments included in rental income	(153)	(855)	(704)	(1,014)	(1,422)
Lease value amortization included in rental income	(311)	41	42	57	115
Non-cash amortization included in property operating expenses	(172)	(172)	(209)	(135)	(172)
Same Property Cash Basis NOI	$ 55,033	$ 42,633	$ 33,602	$ 44,080	$ 37,164

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Q1 2023 41

Calculation and Reconciliation of EBITDA, EBITDA*re* and Adjusted EBITDA*re*

DIVERSIFIED HEALTHCARE TRUST

(dollars in thousands)

	For the Three Months Ended				
	3/31/2023	12/31/2022	9/30/2022	6/30/2022	3/31/2022
Net (loss) income	$ (52,658)	$ (65,322)	$ (81,492)	$ (109,383)	$ 240,423
Interest expense	47,780	49,341	46,936	55,975	57,131
Income tax (benefit) expense	(31)	(135)	13	(640)	1,472
Depreciation and amortization	64,800	63,353	60,407	58,261	57,259
EBITDA	59,891	47,237	25,864	4,213	356,285
(Gain) loss on sale of properties	(1,233)	202	5,044	686	(327,794)
Impairment of assets	5,925	—	—	—	—
Equity in net losses (earnings) of unconsolidated joint ventures	647	2,630	(2,127)	(3,204)	(3,354)
Share of EBITDA*re* from unconsolidated joint ventures	3,813	3,797	3,730	5,709	5,232
Adjustments to reflect DHC's share of EBITDA*re* attributable to an equity method investment	(1,117)	(2,350)	(1,358)	(1,446)	(1,816)
EBITDA*re*	67,926	51,516	31,153	5,958	28,553
General and administrative expense paid in common shares	269	281	472	665	315
Acquisition and certain other transaction related costs	93	779	289	609	928
Loss on modification or early extinguishment of debt	1,075	—	—	29,560	483
Gains and losses on equity securities, net	(8,126)	4,276	2,674	10,157	8,553
Adjustments to reflect DHC's share of Adjusted EBITDA*re* attributable to an equity method investment	1,455	2,861	1,194	1,026	65
Adjusted EBITDA*re*	$ 62,692	$ 59,713	$ 35,782	$ 47,975	$ 38,897


W231 N1440 Corporate Court
Pewaukee, WI

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Q1 2023
42

Q1 2023 43 Calculation and Reconciliation of FFO and Normalized FFO (amounts in thousands, except per share data) RETURN TO TABLE OF CONTENTS For the Three Months Ended 3/31/2023 12/31/2022 9/30/2022 6/30/2022 3/31/2022 Net (loss) income $ (52,658) $ (65,322) $ (81,492) $ (109,383) $ 240,423 Depreciation and amortization 64,800 63,353 60,407 58,261 57,259 (Gain) loss on sale of properties (1,233) 202 5,044 686 (327,794) Impairment of assets 5,925 — — — — Gains and losses on equity securities, net (8,126) 4,276 2,674 10,157 8,553 Equity in net losses (earnings) of unconsolidated joint ventures 647 2,630 (2,127) (3,204) (3,354) Share of FFO from unconsolidated joint ventures 1,999 2,002 2,137 3,704 3,675 Adjustments to reflect DHC's share of FFO attributable to an equity method investment (1,586) (2,678) (1,639) (1,466) (1,932) FFO 9,768 4,463 (14,996) (41,245) (23,170) Acquisition and certain other transaction related costs 93 779 289 609 928 Loss on modification or early extinguishment of debt 1,075 — — 29,560 483 Adjustments to reflect DHC's share of Normalized FFO attributable to an equity method investment 1,576 2,896 540 681 (142) Normalized FFO $ 12,512 $ 8,138 $ (14,167) $ (10,395) $ (21,901) Weighted average common shares outstanding (basic) 238,589 238,562 238,344 238,197 238,149 Weighted average common shares outstanding (diluted) 238,589 238,562 238,344 238,197 238,198 Per Common Share Data (basic and diluted): Net (loss) income $ (0.22) $ (0.27) $ (0.34) $ (0.46) $ 1.01 FFO $ 0.04 $ 0.02 $ (0.06) $ (0.17) $ (0.10) Normalized FFO $ 0.05 $ 0.03 $ (0.06) $ (0.04) $ (0.09) Cedarhurst Assisted Living of Moline 900 43rd Avenue Moline, IL

Q1 2023 44 This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws that are subject to risks and uncertainties. These statements may include words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “will”, “may” and negatives or derivatives of these or similar expressions. These forward- looking statements include, among others, statements about: the Merger; the combined company's compliance with debt covenants and ability to refinance debt following the Merger; recovery of DHC's SHOP segment; DHC's ability to continue as a going concern; DHC's redevelopment and construction activities and plans; and the amount and timing of future distributions, including an increase for DHC's shareholders following the Merger. Forward-looking statements reflect DHC's current expectations, are based on judgments and assumptions, are inherently uncertain and are subject to risks, uncertainties and other factors, which could cause DHC's actual results, performance or achievements to differ materially from expected future results, performance or achievements expressed or implied in those forward-looking statements. Some of the risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, the following: DHC's ability to successfully take actions to address the current substantial doubt as to its ability to continue as a going concern; the likelihood that DHC will complete the Merger and related transactions, including DHC's and OPI's ability to obtain shareholder approval, consents or approvals required in connection with the Merger, and that DHC will benefit from the Merger; the impact of increasing or sustained high interest rates, inflation, labor market challenges, dislocation and volatility in the public equity and debt markets, conditions in the real estate industry generally and in the sectors DHC operates, geopolitical instability and economic downturns or recession on DHC and its managers and other operators and tenants; DHC's senior living operators' abilities to successfully and profitably operate the communities they manage for DHC; the continuing impact of changed market practices that arose or intensified during the COVID-19 pandemic on DHC and its managers and other operators and tenants, such as reduced demand for leased office space and residencies at senior living communities, increased operating costs, labor availability constraints and supply chain disruptions; DHC's ability to comply with the financial covenants under our debt agreements; the financial strength of DHC's managers and other operators and tenants; whether the aging U.S. population and increasing life spans of seniors will increase the demand for senior living communities and other medical and healthcare related properties and healthcare services; whether tenants will renew or extend their leases or that DHC will obtain replacement tenants on terms as favorable to DHC as its prior leases; DHC's ability to successfully recycle and deploy capital; the likelihood that DHC's tenants and residents will pay rent or be negatively impacted by cyclical economic conditions; DHC's ability to pay distributions to its shareholders and to maintain or increase the amount of such distributions; DHC's ability to increase or maintain occupancy at its properties on terms desirable to DHC; DHC's managers' abilities to increase or maintain rates charged to residents of DHC's senior living communities and manage operating costs for those communities; DHC's ability to increase rents when its leases expire or renew; risk and uncertainties regarding the costs and timing of development, redevelopment and repositioning activities, including as a result of inflation, cost overruns, supply chain challenges, labor shortages, construction delays or inability to obtain necessary permits; DHC's ability to manage its capital expenditures and other operating costs effectively and to maintain and enhance its properties and their appeal to tenants and residents; costs DHC incurs and concessions it grants to lease properties; DHC's ability to sell properties at prices it targets; DHC's ability to effectively raise and balance its use of debt and equity capital; DHC's ability to make required payments on its debt; DHC's ability to maintain sufficient liquidity and otherwise manage leverage; DHC's credit ratings; DHC's ability to sell additional equity interests in, or contribute additional properties to, its existing joint ventures, or enter into additional, real estate joint ventures or to attract co-venturers and benefit from DHC's existing joint ventures or any real estate joint ventures it may enter into; DHC's ability to acquire properties that realize its targeted returns; the ability of RMR to successfully manage DHC; DHC’s qualification for taxation as a REIT; changes in federal or state tax laws; competition in the real estate industry, particularly in those markets in which DHC’s properties are located; government regulations affecting Medicare and Medicaid rate reimbursement rates and operational requirements; compliance with, and changes to, federal, state and local laws and regulations, accounting rules, tax laws and similar matters; exposure to litigation and regulatory and government proceedings due to the nature of the senior living and other health and wellness related service businesses; actual and potential conflicts of interest with DHC's related parties, including DHC’s Managing Trustees, RMR, ABP Trust, AlerisLife and others affiliated with them; limitations imposed by and DHC’s ability to satisfy complex rules to maintain DHC’s qualification for taxation as a REIT for U.S. federal income tax purposes; acts of terrorism, outbreaks or continuation of pandemics, including the COVID-19 pandemic, or other public health safety events or conditions, war or other hostilities, material or prolonged disruption to supply chains, climate change or other manmade or natural disasters beyond DHC’s control; DHC’s ability to comply with Nasdaq listing standards and maintain the listing of its common shares on Nasdaq; and other matters. Warning Concerning Forward-Looking Statements and Other Important Information RETURN TO TABLE OF CONTENTS

Q1 2023 45 These risks, uncertainties and other factors are not exhaustive and should be read in conjunction with other cautionary statements that are included in DHC's periodic filings. The information contained in DHC's filings with the SEC, including under the caption “Risk Factors” in its periodic reports, or incorporated therein, identifies important factors that could cause differences from the forward-looking statements in this presentation. DHC's filings with the SEC are available on its website at www.sec.gov. You should not place undue reliance upon DHC's forward-looking statements. Except as required by law, DHC does not intend to update or change any forward-looking statements as a result of new information, future events or otherwise. Important Additional Information About the Merger In connection with the Merger, OPI intends to file a registration statement on Form S-4 with the SEC, which will include a preliminary prospectus and related materials to register the common shares of beneficial interest of OPI to be issued in the Merger. DHC and OPI intend to file a joint proxy statement/prospectus and other documents concerning the Merger with the SEC. The proposed transaction involving DHC and OPI will be submitted to DHC’s and OPI’s shareholders for their consideration. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT DHC, OPI AND THE MERGER. When available, the relevant portions of the joint proxy statement/prospectus will be mailed to DHC’s and OPI’s shareholders. Investors will also be able to obtain copies of the registration statement and the joint proxy statement/prospectus and other relevant documents (when they become available) free of charge at the SEC’s website (www.sec.gov). Additional copies of documents filed by DHC with the SEC may be obtained for free on DHC’s Investor Relations website at www.dhcreit.com/investors/ or by contacting the DHC Investor Relations department at 1-617-796-8234. In addition to the registration statement and joint proxy statement/prospectus expected to be filed, OPI files annual, quarterly and current reports and other information with the SEC. OPI’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov. No Offer or Solicitation This presentation shall not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval in any jurisdiction with respect to the Merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Participants in the Solicitation DHC and certain of its trustees and executive officers, OPI and certain of its trustees and executive officers, and RMR and its parent and certain of their respective directors, officers and employees may be deemed to be participants in the solicitation of proxies from DHC's and OPI's shareholders in connection with the Merger. Certain information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of DHC's and OPI's shareholders in connection with the Merger and a description of their direct and indirect interests will be set forth in the registration statement and the joint proxy statement/prospectus when filed with the SEC. Information about DHC's trustees and executive officers is included in the proxy statement for DHC's 2023 annual meeting of shareholders, which was filed with the SEC on April 20, 2023. Information about OPI's trustees and executive officers is included in the proxy statement for OPI's 2023 annual meeting of shareholders, which was filed with the SEC on April 6, 2023. Copies of the foregoing documents may be obtained as provided above. Additional information regarding the interests of such participants and other persons who may be deemed participants in the transaction will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available. Warning Concerning Forward-Looking Statements and Other Important Information (continued) RETURN TO TABLE OF CONTENTS